

January 3, 2013

<u>Via E-Mail</u>
Mr. In Beom Park
President and Chief Executive Officer
Meridian Co., Ltd.
4F, 196-35, Anyang-Dong
Manan-Gu, Anyang-Si, Gyeonggi-Do, Korea 430-857

      Re: **Meridian Co., Ltd.**
             Form 20-F for the Fiscal Year Ended December 31, 2011
             Filed August 10, 2012
             File No. 000-32359

Dear Mr. Park:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Kevin L. Vaughn

                      Kevin L. Vaughn
                      Accounting Branch Chief